As filed pursuant to Rule 433
Registration No. 333-13277
Citigroup Inc.
6,000,000 Depositary Shares
Each Representing a 1/25th Interest in a Share Of
8.40% Fixed Rate / Floating Rate Non-Cumulative Preferred Stock,
Series E, $1,000 Liquidation Preference per Depositary Share
Terms and Conditions:

Issuer:	Citigroup Inc., a Delaware corporation

Securities:	6,000,000 depositary shares, each representing a 1/25th interest in a share of Citigroup’s 8.40% fixed rate / floating rate non-cumulative preferred stock, Series E (the “Series E preferred stock”)

Ratings:	A2 (negative outlook)/A (negative watch)/A+ (negative outlook) (Moody’s / S&P / Fitch)

Trade Date:	April 21, 2008

Settlement Date:	April 28, 2008 (T+5 days)

Maturity:	Perpetual

Liquidation Preference:	$25,000 per share of Series E preferred stock (equivalent to $1,000 per depositary share).

Public Offering Price:	$1,000 per depositary share.

Net Proceeds to Citigroup:	$5,940,000,000 (before expenses).

Dividend Rate and Payment Dates:	When, as and if declared on the Series E preferred stock by Citigroup’s board of directors or a duly authorized committee of the board (i) from the Settlement Date to but excluding April 30, 2018, 8.40% per annum payable semi-annually in arrears on each April 30 and October 30, beginning October 30, 2008 and (ii) from and including April 30, 2018, the greater of (a) three-month USD LIBOR plus 402.85 basis points and (b) 7.7575% per annum payable quarterly in arrears on January 30, April 30, July 30, and October 30, beginning July 30, 2018. Following business day convention. Business days New York City.

LIBOR Determination Date:	Second London business day prior to each floating rate period from and including April 30, 2018.

First Dividend Payment Date:	If declared, October 30, 2008.

Day Count:	From the Settlement Date to but excluding April 30, 2018, 30/360; from and including April 30, 2018, Actual/360.

Redemption at Issuer’s Option:	Subject to any required approval of the Federal Reserve, Citigroup may redeem the Series E preferred stock, and thus redeem the depositary shares, in whole or in part, on any dividend payment date on or after April 30, 2018 as to which Citigroup has declared a dividend in full on the Series E preferred stock, at a redemption price equal to 100% of the liquidation preference, plus any dividends thereon from the last dividend payment date to, but excluding, the date of redemption.

Sinking Fund:	Not applicable.

Listing:	None.

Voting Rights:	The holders of the Series E preferred stock do not have voting rights, except (i) upon the failure of Citigroup to declare and pay dividends on the Series E preferred stock for three semi-annual or six quarterly dividend periods, whether or not consecutive, in which case the holders of depositary shares may, together with all other holders of capital stock having similar voting rights, elect two additional directors to Citigroup’s board of directors; (ii) with respect to the issuance of senior capital stock of Citigroup; (iii) with respect to changes to Citigroup’s organizational documents that would adversely affect the voting powers, preferences or special rights of the Series E preferred stock; and (iv) as specifically required by Delaware law.

Sole Structuring Coordinator and Sole Bookrunner:	Citigroup Global Markets Inc.

Senior Co-Managers:	Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
Lehman Brothers Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	Banc of America Securities LLC
Barclays Capital Inc.
BNP Paribas Securities Corp.
Credit Suisse Securities (USA) LLC
Greenwich Capital Markets, Inc.
RBC Capital Markets Corporation
TD Securities (USA) LLC

Junior Co-Managers:	Guzman & Co.
Jackson Securities, LLC
Loop Capital Markets, LLC
Sandler O’Neill & Partners, L.P.
Muriel Siebert & Co., Inc.
The Williams Capital Group, L.P.
Toussaint Capital Partners, LLC
Utendahl Capital Group, LLC

Depositary Shares CUSIP/ISIN:	172967 ER8 / US172967ER86
Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. The file number for the registration statement is No. 333-132177. Alternatively, you can request the prospectus by calling toll-free in the United States 1-877-858-5407.

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